United States Securities and Exchange Commission
Washington, D.C. 20549

Notice of Exempt Solicitation
Pursuant to Rule 14a-103

Name of the Registrant: ExxonMobil

Name of persons relying on exemption:  The Church Commissioners for England and CCLA Investment Management Ltd

Address of persons relying on exemption: C/O Tri-State Coalition for Responsible Investment 40 S. Fullerton Ave, Montclair, NJ 07042

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Church Commissioners for England and CCLA Investment Management Ltd: SEC Shareowner Alert – Notice of Exempt Solicitation

April 25, 2016

Dear Fellow ExxonMobil Corporation Shareowner:

Support Shareowner Proposal #12 at ExxonMobil Regarding Report on Climate Change Impact Assessment

The Church Commissioners for England (“Church Commissioners”) and CCLA Investment Management Ltd (“CCLA”) are long-term owners of approximately 99,833 and 236,722 shares in ExxonMobil respectively and will be voting FOR shareowner proposal #12 at the company’s May 25, 2016 annual meeting of shareholders. We believe this request is of particular importance in light of the global consensus regarding climate change and emission reduction targets reflected in the Paris Agreement. We note that ExxonMobil sought permission to exclude this proposal from proxy materials with the SEC. The request was ultimately denied by the SEC stating that “it does not appear that ExxonMobil’s public disclosures compare favorably with the guidelines of the proposal.” In addition, institutional investors with over $6 trillion in assets under management have declared support for this proposal, including major fund managers and pension funds Amundi, AXA Investment Management, BNP Paribas Investment Partners, CalPERS, Legal & General Investment Management, Natixis Asset Management, New York City Pension Funds and Schroders.

Climate Change Reporting – Request for Assessment of the Company’s Portfolio Resilience under a 2 Degree Scenario

The Church Commissioners and CCLA encourage shareholders to support this proposal and firmly believe that doing so is in investors’ long-term interests:

•	The proposal addresses a material risk to Exxon’s business – the risk that the transition to a low carbon economy proceeds at the pace envisioned by the Paris Agreement rather than the slower pace envisioned by the company.
•	Shareholders cannot at present adequately assess the extent of this risk. The Securities and Exchange Commission (“SEC”) has ruled that Exxon’s current disclosures do not compare favourably with the guidelines of the proposal.
•	The proposal is consistent with requests for enhanced climate change related disclosure that shareholders have already made in votes at the 2015 annual general meetings of Exxon’s European peers, BP and Shell. The BP and Shell boards did not regard the disclosure requests as contentious. They endorsed them and the companies have started to report in line with them.

Carbon Asset Risk and Aiming for A – A History of Engagement

The request for additional disclosures has been built on a history of engagement. In September 2013, 75 global investors called upon ExxonMobil and 44 of the world’s largest fossil fuel companies to provide reporting related to climate change risk. In Europe, as part of the Aiming for A Coalition, investors have engaged in dialogues that have resulted in Board support for comprehensive climate change disclosure resolutions at BP, Shell, Statoil, and most recently Total, Anglo-American, Rio Tinto and Glencore. The Church Commissioners and CCLA have engaged with ExxonMobil in the spirit of seeking to encourage a supportive but stretching resolution that will provide the company and its shareowners with a better understanding of the need to address climate change policies and trends consistent with the Paris Agreement.

Exxon may be under-estimating the prospects for the transition to a low carbon economy

Ongoing developments indicate increasing tailwinds for the transition to a low carbon economy and the possibility of a 2 degrees, or close to 2 degrees, scenario:

•	Policy changes - international governments continue to show a strong commitment to the 2015 Paris Agreement with more than 160 governments committed to signing the Agreement on 22 April, a record for any international agreement;
•	Declines in the cost of renewable energy - Deutsche Bank has forecast that solar systems will be at grid parity in up to 80 per cent of the global market within 2 years; since 2013 the world has added more capacity for renewable power each year than coal, natural gas, and oil combined.
•	Technological advances and disruptions - including battery storage, distributed electricity generation, energy demand management and the growing market for electric vehicles. It is not clear that Exxon is sufficiently taking account of the potential for disruption in energy markets. For example, recent analysis released by the World Economic Forum calls into question Exxon’s forecasts regarding oil demand in the transportation sector.

Oil and gas assets have decades-long lifespans. Exxon continues to envisage significant investment of capital in higher cost oil and gas projects that may not be economic under a 2 degrees scenario. It is important that Exxon discloses to investors that it is maintaining appropriate capital discipline in the face of the uncertainty created by the transition to a low carbon economy.

Vote FOR Shareowner Proposal #12 Regarding a Report on Climate Change Impact Assessment

The Church Commissioners and CCLA believe that investors will benefit if the company provides accurate public disclosures surrounding the financial risks and opportunities associated with climate change. As long-term investors in ExxonMobil, we encourage shareowners to support proposal #12.

Should you have any questions about the Church Commissioners’ or CCLA’s votes please feel free to contact Edward Mason at edward.mason@churchofengland.org or Helen Wildsmith at helen.wildsmith@ccla.co.uk. For the full text of the proxy memo with citations, please visit: https://www.churchofengland.org/media/2478754/church_commissioners_exxon_proxy_memo_final_4_14_16.pdf

Thank you for your support.

Sincerely,

Edward Mason

Helen Wildsmith

PLEASE NOTE: The cost of this solicitation is being borne entirely by the Church Commissioners and CCLA and is being done through the use of email and telephone communication. The Church Commissioners are not asking for your proxy card. Please do not send us your proxy card but return it to ExxonMobil.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.